Exhibit 3.2

DATE	DOCUMENT ID	DESCRIPTION	FILING	EXPED	PENALTY	CERT	COPY
11/06/2014	201431000489	DOMESTIC/AMENDMENT TO ARTICLES (AMD)	50.00	300.00	0.00	0.00	0.00

Receipt

STATE OF OHIO
CERTIFICATE

Ohio Secretary of State, Jon Husted

609258

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

SB FINANCIAL GROUP, INC.

and, that said business records show the filing and recording of:

Document(s)	Document No(s):
DOMESTIC/AMENDMENT TO ARTICLES **Effective Date: 11/06/2014**	**201431000489**

United States of America
State of Ohio
Office of the Secretary of State

Jon Husted

Ohio Secretary of State

Date 11/06/2014 DOCUMENT ID 201431000489 Description Domestic/Amendment to Articles (AMD) filing 50.00 Exped300.00 penalty 0.00 cert 0.00 copy 0.00 Receipt This is not a bill. Please do not remit payment.vorys, Sater, Seymour and Pease LLp Anthony D. Weis 52 East Gay Street Columbus, OH 43215 State of OhioCertificate Ohio Secretary of State, Jon Husted 609258 It is hereby certified that the secretary of state ofohio has custody of the business records for SB Financial Group, Inc. and, that said business records showthe filing and recording of: Document(s) Document No(s): 201431000489 DOMESTIC/AMENDMENT to ArticlesEffective Date: 11/06/2014 Witness my hand and the seal of the secretary of state at Columbus, Ohio this 6thday of November, A.D. 2014.

Form 540 Prescribed by: Jon Husted Ohio secretary of state central Ohio: (614) 466-3910 Toll Free: (877)SOS-File (767-3453) www.ohiosecretaryofstate.gov busserv@ohiosecretaryofstate.gov Makes checks payable toohio secretary of state mail this form to one of the following: Regular filing (non expedite) P.O. Box 1329Columbus, OH 43216 Expedite Filing (Two-business day processing time requires an additional $100.00). P.O.Box 1390 Columbus, OH 43216 Certificate of Amendment (For-profit, Domestic Corporation) Filing Fee: $50Check appropriate box: Amendment to existing articles of incorporation (125-AMDS) Amended and RestatedArticles (122-AMAP) - The following articles supersede the existing articles and all amendments thereto.Complete the following information: Name of Corporation SB financial Group, Inc. Charter Number 609258 Checkone box below and provide information as required: The articles are hereby amended by the incorporators.Pursuant to Ohio revised code section 1701.70(A), incorporators may adopt an amendment to the articles by awriting signed by them if initial directors are not named in the articles or elected and beforesubscriptions to shares have been received. the articles are hereby amended by the Directors. Pursuant toohio revised code section 1701.70(A), directors may adopt amendments if initial directors were named inarticles or elected, but subscriptions to shares have not been received. Also, Ohio revised code section1701.70 (B) Sets forth additional cases in which directors may adopt an amendment to the articles. theresolution was adopted pursuant to Ohio revised code section 1701.70(B) (in this space insert the number 1through 10 to provide basis for adoption) 1701.70(B)(1) The articles are hereby amended by the Shareholderspursuant to ohio revised code section 1701.71. the articles are hereby amended and restated pursuant to ohioRevised code section 1701.72 Form 540 Last Revised: 4/17/2014

A Copy of the resolution of amendment is attached to this document.Note: if amended articles were adopted, they must set forth all provisions required in original articles except that articles amended by directors or shareholders need not contain any statement with respect to initial stated capital. See Ohio revised code section 1701.04 for required provisions. Required Must be signed by all incorporators, if amended by incorporators, or an authorized officer if amended by directors or shareholders, pursuant to Ohio revised code section 1701.73(B) AND (c). if authorized representative is an individual, then they must sign in the “Signature” box and print their name in the “print name” box. if authorized representative is a business entity, not an individual, then please print the business name in “signature” box, an authorized representative of the business entity must sign in the “By” box and print their name in the “Print name” box. Signature By (if applicable) Mark A. Klein Print name Signature By (if applicable) print name Form 540 Page 2 of 2 Last Revised 4/17/2014

ATTACHMENT TO CERTIFICATE OF AMENDMENT BY DIRECTORS OR
INCORPORATORS TO ARTICLES OF INCORPORATION
OF
SB FINANCIAL GROUP, INC.

RESOLVED, that pursuant to the authority granted to and vested in the board of directors (the “Board of Directors”) of SB Financial Group, Inc. (the “Corporation”), and in accordance with Section 1701.70(B)(1) of the Ohio Revised Code and Article FOURTH of the Corporation’s Amended Articles of Incorporation (the “Articles”), the Board of Directors hereby establishes the terms of the Corporation’s 6.50% Noncumulative Convertible Perpetual Preferred Shares, Series A, each without par value, and fixes and determines the designation and authorized number of shares of the series and the dividend rights, liquidation rights, voting rights and conversion rights with respect to the shares of the series, and certain other relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, with the Articles hereby amended to add such terms as Section I of Article FOURTH of the Articles as follows:

SECTION I

EXPRESS TERMS
OF
6.50% NONCUMULATIVE CONVERTIBLE
PERPETUAL PREFERRED SHARES, SERIES A

Section 1. Designation and Amount. There is hereby created out of the authorized and unissued preferred shares of the Corporation a series of preferred shares designated as the “6.50% Noncumulative Convertible Perpetual Preferred Shares, Series A” (the “Series A Preferred Shares”). The Series A Preferred Shares shall be perpetual. The authorized number of Series A Preferred Shares shall be 15,000 shares, each without par value, having a liquidation preference of $1,000 per share. The number of Series A Preferred Shares may be increased from time to time in accordance with Ohio law and the Articles of Incorporation of the Corporation (the “Articles”) up to the maximum number of preferred shares authorized to be issued under the Articles, as amended, less all shares at the time authorized of any other series of preferred shares, and any such additional Series A Preferred Shares would form a single series with the Series A Preferred Shares. Outstanding Series A Preferred Shares that are purchased or otherwise acquired by the Corporation, or converted into Common Shares, shall be cancelled and shall revert to authorized but unissued preferred shares undesignated as to series.

Section 2. Definitions. As used herein with respect to the Series A Preferred Shares, in addition to those terms otherwise defined herein, the following terms shall have the following meanings:

(a) “Affiliate” shall mean, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(b) “BHC Act” shall mean the Bank Holding Company Act of 1956, as amended.

(c) “Business Day” shall mean any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

(d) “CIBC Act” shall mean the Change in Bank Control Act of 1978, as amended.

(e) “Closing Sales Price” shall mean, with respect to a particular day, the closing sale price or, if no closing sale price is reported, the last reported sale price per Common Share (or share or unit of capital stock or other equity interest, as applicable) on such day on the NASDAQ Capital Market or such other national securities exchange or automated quotation system on which the Common Shares are then listed or authorized for quotation or, if the Common Shares are not so listed or authorized for quotation, an amount determined in good faith by the Board of Directors to be the fair value of the Common Shares.

(f) “Common Shares” shall mean the common shares, each without par value, of the Corporation, or any other class of capital stock resulting from (i) successive exchanges or reclassifications of such common shares consisting solely of changes in par value, or from no par value to par value, or (ii) a subdivision, combination, Reorganization Event or similar transaction in which the Corporation is a constituent corporation.

(g) “Conversion Date” shall have the meaning ascribed to such term in Section 8(c) hereof.

(h) “Conversion Price” shall mean, initially, $10.34 per Common Share, subject to adjustment from time to time as set forth in Section 11 hereof.

(i)“Conversion Ratio” shall mean the number of Common Shares into which each Series A Preferred Share may be converted at any time pursuant to and in accordance with Sections 8 or 9, and shall equal the Liquidation Preference divided by the Conversion Price applicable upon such conversion.

(j) “Conversion Right” shall have the meaning ascribed to such term in Section 8(a) hereof.

(k) “Corporation Conversion Notice” shall have the meaning ascribed to such term in Section 9(b) hereof.

(l) “Corporation Conversion Option” shall have the meaning ascribed to such term in Section 9(a) hereof.

(m) “Corporation Conversion Option Date” shall have the meaning ascribed to such term in Section 9(b) hereof.

(n) “Dividend Period” shall have the meaning ascribed to such term in Section 4(b) hereof.

(o) “Dividend Record Date” shall have the meaning ascribed to such term in Section 4(e) hereof.

(p) “Ex-Date” shall mean, when used with respect to any issuance, dividend or distribution giving rise to an adjustment to the Conversion Price pursuant to Section 11, the first date on which the Common Shares or other securities trade without the right to receive the issuance, dividend or distribution.

(q) “Federal Reserve” shall mean the Board of Governors of the Federal Reserve System.

(r) “Holder” shall mean a holder of record of outstanding Series A Preferred Shares.

(s) “Issue Date” shall mean the original date of issuance of the Series A Preferred Shares.

(t) “Junior Shares” shall mean the Common Shares and any other class or series of capital stock of the Corporation now or hereafter authorized, issued or outstanding that, by its terms, does not expressly provide that it ranks pari passu with or senior to the Series A Preferred Shares with respect to dividend rights and rights upon liquidation, dissolution and winding up of the Corporation.

(u) “Liquidation Parity Shares” shall mean Parity Shares the terms of which expressly provide that it will rank pari passu with the Series A Preferred Shares as to rights upon liquidation, dissolution and winding up of the Corporation.

(v) “Liquidation Preference” shall mean, with respect to each Series A Preferred Share, $1,000, subject to equitable adjustment from time to time pursuant to Section 14(b).

(w) “Market Value” shall mean the average Closing Sale Price of a Common Share for a thirty (30) consecutive Trading Day period prior to the date of measurement.

(x) “Officer” shall mean the Chief Executive Officer, the President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Corporation.

(y) “Officers’ Certificate” shall mean a certificate signed by two duly authorized Officers.

(z) “Opinion of Counsel” shall mean a written opinion from legal counsel acceptable to the Transfer Agent. Such counsel may be an employee of or counsel to the Corporation or the Transfer Agent.

(aa) “Parity Shares” shall mean any class or series of capital stock of the Corporation hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks pani passu with the Series A Preferred Shares with respect to dividend rights and rights upon liquidation, dissolution and winding up of the Corporation (without regard to whether dividends accrue cumulatively or non-cumulatively).

(bb) “Partial Dividend” shall have the meaning ascribed to such term in Section 4(d) hereof.

(cc) “Person” shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock corporation, trust, limited liability corporation, unincorporated organization, other entity or government or any agency or political subdivision thereof.

(dd) “Reorganization Event” shall have the meaning ascribed to such term in Section 7(b)(iii) hereof.

(ee) “Senior Shares” shall mean any class or series of capital stock of the Corporation hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks senior to the Series A Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution and winding up of the Corporation.

(ff) “Series A Dividend Payment Date” shall have the meaning ascribed to such term in Section 4(b).

(gg) “Series A Preferred Shares” shall have the meaning ascribed to such term in Section 1 hereof.

(hh) “Trading Day” shall mean any day on which the NASDAQ Capital Market (or such other successor national securities exchange or automated quotation system on which the Common Shares are then listed or authorized for quotation) is open for the transaction of business.

(ii) “Transfer Agent” shall mean the Corporation’s duly appointed transfer agent, registrar, conversion and dividend disbursing agent for the Series A Preferred Shares and transfer agent and registrar for any Common Shares issued upon conversion of the Series A Preferred Shares, or any successor duly appointed by the Corporation.

(jj) “Voting Securities” shall have the meaning ascribed to such term in the BHC Act and any rules or regulations promulgated thereunder

Section 3. Ranking. The Series A Preferred Shares shall rank, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, (a) senior to all Junior Shares, (b) on parity with all Parity Shares and (c) junior to all Senior Shares.

Section 4. Dividends.

(a) Subject to the rights of any holders of Senior Shares, each Holder shall be entitled to receive, on each Series A Preferred Share held, if, as and when declared by the Board of Directors or any duly authorized committee of the Board of Directors, but only out of the Corporation’s net income, retained earnings or surplus related to other capital instruments that qualify as “Tier 1 capital” under applicable banking regulations, noncumulative cash dividends with respect to each Dividend Period at a rate per annum equal to 6.50% of the Liquidation Preference.

(b) If declared by the Board of Directors or a duly authorized committee of the Board of Directors, dividends shall be payable on the Series A Preferred Shares quarterly, in arrears, on March 15, June 15, September 15 and December 15 of each year, beginning on March 15, 2015 (each such date, a “Series A Dividend Payment Date”). In the event that any Series A Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement. The period from and including any Series A Dividend Payment Date to, but excluding, the next Series A Dividend Payment Date is a “Dividend Period,” provided that the initial Dividend Period shall be the period from and including the Issue Date to, but excluding, the next Series A Dividend Payment Date.

(c) Dividends that are payable on the Series A Preferred Shares in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of dividends payable on the Series A Preferred Shares on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

(d) In the event that the Board of Directors or a duly authorized committee of the Board of Directors declares a dividend on the Series A Preferred Shares with respect to a Dividend Period in an amount less than the full amount payable to the Holders with respect to such Dividend Period pursuant to Sections 4(a) and 4(b) (such lesser amount, a “Partial Dividend”), such Partial Dividend shall be distributed to the Holders on a pro rata basis with respect to the outstanding Series A Preferred Shares.

(e) Dividends that are payable on the Series A Preferred Shares on any Series A Dividend Payment Date will be payable to Holders of record of Series A Preferred Shares as they appear on the stock register of the Corporation on the applicable record date, which shall be the 15th calendar day immediately preceding such Series A Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

(f) Dividends on the Series A Preferred Shares will not be cumulative. If the Board of Directors or a duly authorized committee of the Board of Directors does not declare a dividend on the Series A Preferred Shares in respect of a Dividend Period, then no dividend shall be deemed to have accrued for such Dividend Period, be payable on the applicable Series A Dividend Payment Date or be cumulative, and the Corporation will have no obligation to pay any dividend for that Dividend Period, whether or not the Board of Directors or a duly authorized committee of the Board of Directors declares a dividend for any future Dividend Period with respect to the Series A Preferred Shares or any other class or series of the Corporation’s preferred shares.

(g) So long as any Series A Preferred Shares remain outstanding, unless the full dividends for the most recently completed Dividend Period have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on all outstanding Series A Preferred Shares, during a Dividend Period:

(i) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Shares (other than a dividend payable solely in Junior Shares);

(ii) no Junior Shares shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than (A) as a result of a reclassification of Junior Shares for or into other Junior Shares, (B) the exchange or conversion of one Junior Share for or into another Junior Share, (C) through the use of the proceeds of a substantially contemporaneous sale of other Junior Shares, (D) purchases, redemptions or other acquisitions of Junior Shares in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, or (E) the purchase of fractional interests in Junior Shares pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation; and

(iii) no Parity Shares shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Shares and such Parity Shares, except by conversion into or exchange for Junior Shares.

(h) When dividends are not paid in full upon the Series A Preferred Shares and Parity Shares, if any, all dividends declared upon Series A Preferred Shares and Parity Shares, if any, will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the Series A Preferred Shares, and accrued dividends, including any accumulations, on Parity Shares, if any, bear to each other for the then-current Dividend Period.

(i) Subject to the foregoing provisions of Section 4(g) and 4(h), and not otherwise, dividends (payable in cash, stock or otherwise), as may be determined by the Board of Directors or a duly authorized committee of the Board of Directors, may be declared and paid on the Common Shares and any other Junior Shares or any Parity Shares from time to time out of any assets legally available for such payment, and the Holders of Series A Preferred Shares shall not be entitled to participate in any such dividend.

(j) Dividends on the Series A Preferred Shares will not be declared, paid or set aside for payment to the extent such act would cause the Corporation to fail to comply with applicable laws and regulations, including applicable capital adequacy guidelines.

(k) Payments of cash for dividends will be delivered to the Holders at their addresses listed in the stock record books maintained by the Transfer Agent.

Section 5. Liquidation Preference.

(a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, each Holder shall be entitled to receive, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to shareholders of the Corporation, subject to the prior rights of holders of any Senior Shares, the Liquidation Preference for each outstanding Series A Preferred Share held by such Holder, plus any declared but unpaid dividends (subject to the prior approval of the Federal Reserve, if required), but without accumulation of any undeclared dividends, without interest to the date fixed for such liquidation, dissolution or winding up, in preference to the holders of, and before any payment or distribution is made on (or any setting apart for any payment or distribution), any Junior Shares, including, without limitation, on any Common Shares. After the payment to the Holders of the full amount of such liquidating distribution for each outstanding Series A Preferred Share, such Holders shall not be entitled to convert any Series A Preferred Shares into Common Shares and shall not be entitled to any further participation in distributions of, and shall have no right or claim to, any of the remaining assets of the Corporation in respect of the Series A Preferred Shares.

(b) Neither (i) the sale, lease, exchange or conveyance for cash, securities or other property of all or substantially all the assets of the Corporation (other than in connection with the voluntary or involuntary liquidation, dissolution or winding up of the Corporation) nor (ii) the merger, consolidation or share exchange of the Corporation into or with any other Person shall be deemed to be a liquidation, dissolution or winding up of the Corporation, voluntary or involuntary, for the purposes of this Section 5.

(c) In the event the assets of the Corporation legally available for distribution to the Holders upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 5(a), no such distribution shall be made on account of any Liquidation Parity Shares upon such liquidation, dissolution or winding up of the Corporation unless proportionate distributable amounts shall be paid with equal priority on account of the Series A Preferred Shares, ratably, in proportion to the full distributable amounts for which Holders of the Series A Preferred Shares and holders of any Liquidation Parity Shares are entitled upon such liquidation, dissolution or winding up of the Corporation.

(d) All distributions made with respect to the Series A Preferred Shares in connection with any liquidation, dissolution or winding up of the Corporation shall be made pro rata to the Holders.

Section 6. Redemption. The Series A Preferred Shares are not redeemable at the option of the Corporation at any time.

Section 7. Voting Rights.

(a) The Series A Preferred Shares shall have no voting rights except as set forth in this Section 7 and as otherwise required by Ohio law from time to time. Except as otherwise provided in this Section 7, in exercising any such voting rights, each Holder shall be entitled to one vote for each Series A Preferred Share held by such Holder.

(b) So long as any Series A Preferred Shares remain outstanding, unless a greater percentage shall then be required by law, the affirmative vote or consent of the Holders of at least two-thirds of all of the Series A Preferred Shares at the time outstanding, voting separately as a class, shall be required to:

(i) amend, alter or repeal any provision of the Corporation’s Articles (including the provisions hereof creating the Series A Preferred Shares), if the amendment, alteration or repeal of the Articles would materially and adversely affect the rights, preferences, powers or privileges of the Series A Preferred Shares;

(ii) create, authorize, issue or increase the authorized or issued amount of any class or series of any of the Corporation’s equity securities, or any warrants, options or other rights convertible or exchangeable into any class or series of any of the Corporation’s equity securities, which would constitute Senior Shares or Parity Shares or reclassify any authorized shares of the Corporation into any such shares, or create, authorize or issue any obligation or security convertible into, exchangeable or exercisable for, or evidencing the right to purchase any such shares; or

(iii) enter into or consummate any (A) reclassification of the outstanding Common Shares (other than a change in par value, or from no par value to par value, or from par value to no par value), (B) consolidation, merger or share exchange of the Corporation with or into another Person or any merger, consolidation or share exchange of another Person with or into the Corporation (other than a consolidation, merger or share exchange in which the Corporation is the resulting or surviving Person and which does not result in any reclassification of the outstanding Common Shares), or (C) sale, lease or other disposition to another Person of all or substantially all of the assets of the Corporation (computed on a consolidated basis), other than to one or more of the Corporation’s subsidiaries (any of the foregoing, a “Reorganization Event”); provided, however, that the Holders will have no right to vote under this Section 7 regarding the Corporation’s entry into or consummation of a Reorganization Event if, upon the consummation of the Reorganization Event, (I) the Series A Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (II) such Series A Preferred Shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series A Preferred Shares, taken as a whole.

Notwithstanding the foregoing, except as otherwise required by law, the Corporation may, without the consent of any Holder, (x) authorize, increase the authorized amount of, or issue Parity Shares (provided that dividend rights are noncumulative) and Junior Shares or (y) increase the amount of authorized Series A Preferred Shares or issue any additional Series A Preferred Shares; provided, however, that with respect to clause (x), such Parity Shares or Junior Shares, as the case may be, do not rank senior to the Series A Preferred Shares as to dividend rights or rights upon liquidation, dissolution or winding up of the Corporation.

Section 8. Conversion Rights.

(a) Each Holder shall have the right (the “Conversion Right”), at such Holder’s option, exercisable at any time and from time to time from the Issue Date, to convert, subject to the terms and provisions of Section 6 and this Section 8, any or all of such Holder’s Series A Preferred Shares (including any fraction thereof) into such whole number of Common Shares per Series A Preferred Share as is equal to the Conversion Ratio in effect on the date of conversion, plus cash in lieu of any fractional Common Share as provided in Section 10. Notwithstanding anything to the contrary set forth herein, each Holder shall be entitled to convert Series A Preferred Shares pursuant to this Section 8, or receive Common Shares upon any such conversion, to the extent (but only to the extent) that such conversion or receipt would not cause or result in such Holder and its Affiliates, collectively, being deemed to own, control or have the power to vote, for purposes of the BHC Act or the CIBC Act, and any rules and regulations promulgated thereunder, 10% or more of any class of Voting Securities of the Corporation outstanding at such time (it being understood, for the avoidance of doubt, that no Security shall be included in any such percentage calculation to the extent that it cannot by its terms be converted into or exercised for Voting Securities by such Holder or its Affiliates at the time of such measurement or transfer).

(b) A Holder of Series A Preferred Shares must complete each of the following procedures to exercise the Conversion Right:

(i) complete, manually sign and deliver to the Transfer Agent a written notice in the form provided by the Transfer Agent indicating that the Holder elects to convert the number of such Holder’s Series A Preferred Shares (including any fraction thereof) specified in such notice;

(ii) If the Series A Preferred Shares that the Holder wishes to convert are represented by one or more physical certificates, surrender such physical certificate(s) to the Transfer Agent;

(iii) if required by the Corporation or the Transfer Agent, furnish appropriate endorsements and transfer documents; and

(iv) if required, pay all transfer or similar taxes.

(c) The date on which a Holder complies with the applicable procedures set forth in Section 8(b) is the “Conversion Date.” Immediately prior to the close of business on the Conversion Date, each converting Holder shall be deemed to be the holder of record of Common Shares issuable upon conversion of such Holder’s Series A Preferred Shares notwithstanding that the share register of the Corporation shall then be closed or that, if applicable, physical certificates representing such Common Shares shall not then be actually delivered to such Holder. On the Conversion Date, all rights of any Holder with respect to the Series A Preferred Shares so converted, including the rights, if any, to receive distributions of the Corporation’s assets (including, but not limited to, the Liquidation Preference) or notices from the Corporation, will terminate, except only for the rights of any such Holder to (i) receive physical certificates (if applicable) for the number of fully paid and non-assessable whole Common Shares into which such Series A Preferred Shares have been converted and cash in lieu of any fractional share as provided in Section 10, and (ii) exercise the rights to which such Holder is entitled as a holder of Common Shares into which such Series A Preferred Shares have been converted.

(d) The Transfer Agent shall, on a Holder’s behalf, convert the Series A Preferred Shares into Common Shares, in accordance with the terms of the notice delivered by such Holder described in Section 8(b)(i) above. The Common Shares and cash in lieu of any fractional share due to a Holder surrendering physical certificates shall be delivered to the Holder and each surrendered physical certificate shall be canceled and retired. In the event that the Holders shall not by written notice designate the name in which Common Shares and/or cash, securities or other property (including payments of cash in lieu of fractional shares) to be issued or paid upon conversion of Series A Preferred Shares should be registered or paid or the manner in which such shares should be delivered, the Corporation shall be entitled to register and deliver such shares, and make such payment, in the name of the Holders and in the manner shown on the records of the Corporation.

(e) If the Conversion Date occurs on or before the close of business on a Dividend Record Date, the Holder shall not be entitled to receive any portion of the dividend declared on such converted Series A Preferred Shares and paid or payable on the corresponding Dividend Payment Date.

(f) If the Conversion Date occurs after a Dividend Record Date but prior to the corresponding Series A Dividend Payment Date, the Holder on the Dividend Record Date shall receive on that Dividend Payment Date dividends declared and paid on those Series A Preferred Shares, notwithstanding the conversion of those Series A Preferred Shares prior to that Dividend Payment Date, because that Holder shall have been the Holder of record on the corresponding Dividend Record Date. However, at the time that such holder surrenders the Series A Preferred Shares for conversion, the holder shall pay to the Corporation an amount equal to the dividend that has been paid, or will be paid, on the related Series A Dividend Payment Date.

(g) A Holder of Series A Preferred Shares on a Dividend Record Date who exercises such Holder’s Conversion Right and converts such Series A Preferred Shares into Common Shares on or after the corresponding Dividend Payment Date shall be entitled to receive the dividend declared on such Series A Preferred Shares and paid or payable on such Series A Dividend Payment Date, and the converting Holder need not include payment of the amount of such dividend upon surrender for conversion of those Series A Preferred Shares.

(h) The Corporation shall reserve out of its authorized but unissued Common Shares, sufficient Common Shares to provide for the conversion of Series A Preferred Shares from time to time as such Series A Preferred Shares are presented for conversion. The Corporation shall take all action necessary so that all Common Shares that may be issued upon conversion of Series A Preferred Shares will upon issue be validly issued, fully paid and nonassessable, and free from all liens and charges in respect of the issuance or delivery thereof.

(i) If any Series A Preferred Shares are to be converted by the Corporation pursuant to Section 9, such Holder’s right to voluntarily convert such Holder’s Series A Preferred Shares as provided in this Section 8 shall terminate at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Corporation Conversion Option Date, and dividends on the Series A Preferred Shares will thereafter cease to be payable and all other rights of the Holders will terminate, except for the right to receive the Common Shares and cash in lieu of fractional shares.

Section 9. Corporation Conversion Option.

(a) At any time on or after the fifth anniversary of the Issue Date, the Corporation shall have the option to require the Holders to convert all of the outstanding Series A Preferred Shares into that number of Common Shares that are issuable at the Conversion Ratio then in effect (the “Corporation Conversion Option”). The Corporation may exercise the Corporation Conversion Option only if: (i) the Closing Sale Price equals or exceeds 120% of the Conversion Price then in effect for at least 20 Trading Days in a period of 30 consecutive Trading Days (including the last Trading Day of such period) ending on the fifth Trading Day immediately prior to the Corporation’s issuance of a press release announcing its intent to exercise the Corporation Conversion Option on the Series A Preferred Shares in accordance with Section 9(b); and (ii) the Corporation has declared and paid full dividends for four consecutive quarters prior to the issuance of such press release.

(b) To exercise the Corporation Conversion Option pursuant to this Section 9, the Corporation shall issue a press release for publication on a newswire service in accordance with the federal securities laws or the rules of any stock exchange on which the Series A Preferred Shares or the Common Shares are then listed or traded, and in any case by first class mail to each Holder, providing the relevant information to the public prior to the opening of business on the fifth Trading Day following any date on which the conditions set forth in Section 9(a) shall have been satisfied, announcing the Corporation’s intention to exercise the Corporation Conversion Option. The Corporation shall also give notice by mail or by publication (with subsequent prompt notice by mail) to the Holders (not more than ten Trading Days after the date of the press release) of the exercise of the Corporation Conversion Option announcing the Corporation’s intention to convert the Series A Preferred Shares (“Corporation Conversion Notice”). The conversion date (the “Corporation Conversion Option Date”) shall be on the date that the Corporation issues such press release, and the date of the issuance of the press release shall be the record date for such conversion. In addition to any information required by applicable law or regulation, the press release and the Corporation Conversion Notice shall state, as appropriate:

(i) the Corporation Conversion Option Date;

(ii) the number of Common Shares to be issued upon conversion of each Series A Preferred Share; and

(iii) that dividends on the Series A Preferred Shares to be converted shall cease to accrue for that Dividend Period on the Corporation Conversion Option Date.

(c) Upon exercise of the Corporation Conversion Option and the surrender of Series A Preferred Shares by a Holder thereof, the Corporation shall issue and shall deliver or cause to be issued and delivered to such Holder, or to such other Person on such Holder’s written order (i) certificates representing the number of validly issued, fully paid and non-assessable whole Common Shares to which a Holder of Series A Preferred Shares being converted, or a Holder’s transferee, shall be entitled and (ii) cash in lieu of any fractional Common Share as provided in Section 10.

(d) Each conversion shall be deemed to have been made at the close of business on the Corporation Conversion Option Date so that the rights of the Holder shall cease except for the right to receive the number of fully paid and non-assessable Common Share at the Conversion Ratio (subject to adjustment in accordance with the provisions of Section 11), and cash in lieu of fractional shares as provided in Section 10, and the Person entitled to receive Common Shares shall be treated for all purposes as having become the record holder of those Common Shares at that time.

(e) If the Corporation exercises the Corporation Conversion Option and the Corporation Conversion Option Date is a date that is prior to the close of business on any Dividend Record Date, the Holder shall not be entitled to receive any portion of the dividend payable for such Dividend Period on such converted shares on the corresponding Dividend Payment Date.

(f) If the Corporation exercises the Corporation Conversion Option and the Corporation Conversion Option Date is a date that is after the close of business on any Dividend Record Date and prior to the close of business on the corresponding Dividend Payment Date, all dividends for that Dividend Period with respect to the Series A Preferred Shares called for conversion on such date shall be payable on such Dividend Payment Date to the record holder of such shares on such record date.

Section 10. No Fractional Shares Upon Conversion. No fractional Common Shares or securities representing fractional Common Shares shall be issued upon any conversion of any Series A Preferred Shares. If more than one Series A Preferred Share held by the same Holder shall be subject to conversion at one time, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate Liquidation Preference of all of such Series A Preferred Shares as of the conversion date. If the conversion of one or more Series A Preferred Shares results in a fraction of a Common Share, an amount equal to such fraction multiplied by the Market Value shall be paid to such Holder in cash by the Corporation.

Section 11. Anti-Dilution Adjustments.

(a) Any adjustment to the Conversion Price shall result in a change in the Conversion Ratio. The Conversion Price shall be subject to the following adjustments; provided, however, that notwithstanding anything to the contrary set forth herein, any adjustment to the Conversion Price to be made pursuant to this Section 11 shall be made to the extent (but only to the extent) that such adjustment would not cause or result in any Holder and its Affiliates, collectively, being deemed to own, control or have the power to vote, for purposes of the BHC Act or the CIBC Act and any rules and regulations promulgated thereunder, Voting Securities which (assuming, for this purpose only, full conversion and/or exercise of all such securities) would represent 10% or more of any class of Voting Securities of the Corporation outstanding at such time; provided, further, however, that any adjustment (or portion thereof) prohibited pursuant to this Section 11(a) shall be postponed and implemented on the first date on which such implementation would not result in the condition described above in this Section 11(a):

(i) Dividends and Distributions of Common Shares. If the Corporation pays dividends or other distributions on the Common Shares in Common Shares, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time, on the Trading Day immediately prior to the Ex-Date for such dividend or distribution by the following fraction:

OS0

OS1

Where,

OS0	=	the number of Common Shares outstanding immediately prior to Ex- Date for such dividend or distribution.

OS1	=	the sum of the number of Common Shares outstanding immediately prior to the Ex-Date for such dividend or distribution plus the total number of Common Shares constituting such dividend or distribution.

The adjustment pursuant to this clause (i) shall become effective at 9:00 a.m., New York City time on the Ex-Date for such dividend or distribution. For the purposes of this clause (i), the number of Common Shares at the time outstanding shall not include shares held in treasury by the Corporation. If any dividend or distribution described in this clause (i) is declared but not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to make such dividend or distribution, to such Conversion Price that would be in effect if such dividend or distribution had not been declared.

(ii) Subdivisions, Splits and Combination of Common Shares. If the Corporation subdivides, splits or combines the Common Shares, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time, on the Trading Day immediately prior to the effective date of such subdivision, split or combination by the following fraction:

OS0

OS1

Where,

OS0	=	the number of Common Shares outstanding immediately prior to the effective date of such subdivision, split or combination.

OS1	=	the number of Common Shares outstanding immediately after the opening of business on the effective date of such subdivision, split or combination.

The adjustment pursuant to this clause (ii) shall become effective at 9:00 a.m., New York City time on the effective date of such subdivision, split or combination. For the purposes of this clause (ii), the number of Common Shares at the time outstanding shall not include shares held in treasury by the Corporation. If any subdivision, split or combination described in this clause (ii) is announced but the outstanding Common Shares are not subdivided, split or combined, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to subdivide, split or combine the outstanding Common Shares, to such Conversion Price that would be in effect if such subdivision, split or combination had not been announced.

(iii) Issuance of Stock Purchase Rights. If the Corporation issues to all holders of the Common Shares rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 days from the date of issuance of such rights or warrants, to subscribe for or purchase the Common Shares at less than the Market Value on the date fixed for the determination of shareholders entitled to receive such rights or warrants, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time, on the Trading Day immediately prior to the Ex-Date for such issuance by the following fraction:

0S0+ Y

OS0+ X

Where,

OS0	=	the number of Common Shares outstanding immediately prior to the Ex-Date for such distribution.

X	=	the total number of Common Shares issuable pursuant to such rights or warrants.

Y	=	the number of Common Shares equal to the aggregate price payable to exercise such rights or warrants divided by the Market Value as of the date immediately prior to the Ex-Date for such distribution.

Any adjustment pursuant to this clause (iii) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Date for such issuance. For the purposes of this clause (iii), the number of Common Shares at the time outstanding shall not include shares held in treasury by the Corporation. The Corporation shall not issue any such rights or warrants in respect of Common Shares held in treasury by the Corporation. In the event that such rights or warrants described in this clause (iii) are not so issued, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to issue such rights or warrants, to the Conversion Price that would then be in effect if such issuance had not been declared. To the extent that such rights or warrants are not fully exercised prior to their expiration or Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Conversion Price shall be readjusted to such Conversion Price that would then be in effect had the adjustment made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of Common Shares actually delivered. In determining the aggregate exercise price payable for such Common Shares, there shall be taken into account any cash and non-cash consideration received for such rights or warrants and the value of any such non-cash consideration shall be reasonably determined by the Board of Directors.

(iv) Debt or Asset Distributions. If the Corporation distributes to all holders of Common Shares evidences of indebtedness, shares of capital stock, securities, cash or other assets (excluding any dividend or distribution referred to in clause (i) above, any rights or warrants referred to in clause (iii) above, any dividend or distribution paid exclusively in cash, any consideration payable in connection with a tender or exchange offer made by the Corporation or any of its subsidiaries, and any dividend of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of certain spinoff transactions as described below), then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time, on the Trading Day immediately prior to the Ex-Date for such distribution by the following fraction:

SP0 - FMV

SP0

Where,

SP0	=	the Market Value per Common Share on such date.

FMV	=	the fair market value of the portion of the distribution applicable to one Common Share on such date as reasonably determined by the Board of Directors.

In a “spin-off”, where the Corporation makes a distribution to all holders of Common Shares consisting of capital stock of any class or series, or similar equity interests of, or relating to, a subsidiary or other business unit, the Conversion Price will be adjusted on the 15th Trading Day after the effective date of the distribution by multiplying such Conversion Price in effect immediately prior to such 15th Trading Day by the following fraction:

MP0

MP0+ MPs

Where,

MP0	=	the average of the Closing Sales Prices of the Common Shares over the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution.

MPs	=	the average of the Closing Sales Prices of the capital stock or equity interests representing the portion of the distribution applicable to one Common Share over the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution.

Any adjustment pursuant to this clause (iv) shall become effective immediately prior to 9:00 am., New York City time, on the Ex-Date for such distribution. In the event that such distribution described in this clause (iv) is not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay or make such dividend or distribution, to the Conversion Price that would then be in effect if such distribution had not been declared.

(v) Cash Distributions. If the Corporation makes a distribution consisting exclusively of cash to all holders of Common Shares, excluding (A) any regular cash dividend on the Common Shares to the extent that the aggregate cash dividends per Common Share does not exceed $0.05 in any fiscal quarter, (B) any cash that is distributed in a Reorganization Event or as part of a “spin-off” referred to in clause (iv) above, (C) any dividend or distribution in connection with the Corporation’s liquidation, dissolution or winding up, and (D) any consideration payable in connection with a tender or exchange offer made by the Corporation or any of its subsidiaries, then in each event, the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time, on the Trading Day immediately prior to the Ex-Date for such distribution by the following fraction:

SP0- DIS
SP0

Where,

SP0	=	the Closing Sales Price per Common Share on the Trading Day immediately preceding the Ex-Date.

DIS	=	the amount per Common Share of the distribution (or, in the case of a regular cash dividend, the amount of the aggregate cash dividend in any quarter which is in excess of $0.05 per Common Share).

Any adjustment pursuant to this clause (v) shall become effective immediately prior to 9:00 am., New York City time, on the Ex-Date for such dividend or distribution. In the event that any distribution described in this clause (v) is not so made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay such distribution, to the Conversion Price which would then be in effect if such distribution had not been declared.

(vi) Self Tender Offers and Exchange Offers. If the Corporation or any of its subsidiaries successfully completes a tender or exchange offer for the Common Shares where the cash and the value of any other consideration included in the payment per Common Share exceeds the Closing Sales Price per Common Share on the Trading Day immediately succeeding the expiration of the tender or exchange offer, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time, on the expiration date of the offer by the following fraction:

OS0* SP0

AC + (SP1 OS1)

Where,

SP0	=	the Closing Sales Price per Common Share on the Trading Day immediately succeeding the expiration of the tender or exchange offer.

OS0	=	the number of Common Shares outstanding immediately prior to the expiration of the tender or exchange offer, including any shares validly tendered and not withdrawn.

OS1	=	the number of Common Shares outstanding immediately after the expiration of the tender or exchange offer.

AC	=	the aggregate cash and fair market value of the other consideration payable in the tender or exchange offer, as reasonably determined by the Board of Directors.

Any adjustment made pursuant to this clause (vi) shall become effective immediately prior to 9:00 a.m., New York City time, on the Trading Day immediately following the expiration of the tender or exchange offer. For the purposes of this clause (vi), the number of Common Shares at the time outstanding shall not include shares held in treasury by the Corporation. In the event that the Corporation or one of its subsidiaries is obligated to purchase Common Shares pursuant to any such tender offer or exchange offer, but the Corporation or such subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Price shall be readjusted to be such Conversion Price that would then be in effect if such tender offer or exchange offer had not been made.

(vii) Rights Plans. To the extent that the Corporation has a rights plan in effect with respect to the Common Shares on any Conversion Date, upon conversion of any Series A Preferred Shares, the Holders will receive, in addition to the Common Shares, the rights under the rights plan, unless, prior to such Conversion Date, the rights have separated from the Common Shares, in which case the Conversion Price will be adjusted at the time of separation as if the Corporation had made a distribution to all holders of Common Shares as described in clause (iv) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

(b) (i) All adjustments to the Conversion Price shall be calculated to the nearest 1/10th of a cent. No adjustment in the Conversion Price shall be required if such adjustment would be less than $0.01; provided that any adjustments which by reason of this subparagraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, further, that on any Conversion Date adjustments to the Conversion Price will be made with respect to any such adjustment carried forward and which has not been taken into account before such date.

(ii) No adjustment to the Conversion Price shall be made if the Holders may participate in the transaction that would otherwise give rise to an adjustment, as a result of holding the Series A Preferred Shares (including without limitation pursuant to Section 4(b) hereof), without having to convert the Series A Preferred Shares, as if they held the full number of Common Shares into which a Series A Preferred Share may then be converted.

(c) Whenever the Conversion Price is to be adjusted in accordance with Section 11(a), the Corporation shall: (i) compute the Conversion Price in accordance with Section 11(a), taking into account the $0.01 threshold set forth in Section 11(b) hereof; (ii) as soon as practicable following the occurrence of an event that requires an adjustment to the Conversion Price pursuant to Section 11(a), taking into account the $0.01 threshold set forth in Section 11(b) hereof (or if the Corporation is not aware of such occurrence, as soon as practicable after becoming so aware), provide, or cause to be provided, a written notice to the Holders of the occurrence of such event; and (iii) as soon as practicable following the determination of the revised Conversion Price in accordance with Section 11(a) hereof, provide, or cause to be provided, a written notice to the Holders setting forth in reasonable detail the method by which the adjustment to the Conversion Price was determined and setting forth the revised Conversion Price.

(d) In the event of any Reorganization Event, each Series A Preferred Share thereafter remaining outstanding, if any, shall thereafter, without the consent of any Holder, become convertible at any time, at the option of the Holder thereof, or pursuant to and in accordance with the Corporation Conversion Option, only into the kind and amount of securities (of the Corporation or another issuer), cash and other property receivable upon such Reorganization Event by a holder of the number of Common Shares into which such Series A Preferred Share could have been converted immediately prior to such Reorganization Event, after giving effect to any adjustment event. The provisions of this Section 11(d) and any equivalent thereof in any such securities similarly shall apply to successive Reorganization Events. None of the provisions of this Section 11(d) shall affect the right of a Holder to convert the Holder’s Series A Preferred Shares into Common Shares prior to the effective date of a Reorganization Event.

Section 12. Form. Series A Preferred Shares may be issued in the form of physical certificates or in book entry form through the direct registration system of the Transfer Agent.

Section 13. No Preemptive Rights. The holders of Series A Preferred Shares shall have no preemptive rights with respect to any shares of the Corporation’s capital stock or any of its other securities convertible into or carrying rights or options to purchase any such capital stock.

Section 14. Other Provisions.

(a) With respect to any notice to a Holder required to be provided hereunder, such notice shall be mailed to the registered address of such Holder, and neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any conversion, distribution, rights, warrant, reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation, winding up or other action, or the vote upon any action with respect to which the Holders are entitled to vote. All notice periods referred to herein shall commence on the date of the mailing of the applicable notice. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

(b) The Liquidation Preference and the annual dividend rate set forth in Section 4(a) shall be subject to adjustment whenever there shall occur a stock split, combination, reclassification or other similar event involving Series A Preferred Shares. Such adjustments shall be made in such manner and at such time as the Board of Directors of the Corporation in good faith determines to be equitable in the circumstances, any such determination to be evidenced in a resolution. Upon any such equitable adjustment, the Corporation shall promptly deliver to the Transfer Agent and each Holder an Officers’ Certificate attaching and certifying the resolution of the Board of Directors, describing in reasonable detail the event requiring the adjustment and the method of calculation thereof and specifying the increased or decreased Liquidation Preference or annual dividend rate in effect following such adjustment.

(c) All issued Series A Preferred Shares shall be deemed outstanding except (i) from the date of surrender of certificates representing Series A Preferred Shares, all Series A Preferred Shares converted into Common Shares; and (ii) from the date of registration of transfer, all Series A Preferred Shares held of record by the Corporation or any subsidiary of the Corporation.

(d) In case, at any time while any of the Series A Preferred Shares are outstanding:

(i) The Corporation shall declare a dividend (or any other distribution) on its Common Shares or any other Junior Shares other than a regular cash dividend on the Corporation’s Common Shares;

(ii) The Corporation shall authorize the issuance to all holders of its Common Shares or any Junior Shares of rights or warrants to subscribe for or purchase Common Shares or of any other subscription rights or warrants;

(iii) There is any Reorganization Event; or

(iv) There is a voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be mailed to the Transfer Agent, if any, for Series A Preferred Shares and the Transfer Agent shall cause to be mailed to the Holders of the outstanding Series A Preferred Shares at their respective addresses as they appear on the books of the Corporation, at least ten (10) days before the date hereinafter specified (or the earlier of the dates herein specified, in the event that more than one date is specified), a notice stating (i) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Shares of record to be entitled to such dividend, distribution, rights or warrants are to be determined, (ii) the date on which any such Reorganization Event, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Shares of record shall be entitled to exchange their shares for the applicable consideration, deliverable upon such Reorganization Event, dissolution, liquidation or winding up or (iii) the date after which the Series A Preferred Shares may be converted into Common Shares at the option of the Holder pursuant to Section 8(a) hereof.

(e) The headings of the various sections and subsections contained herein are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(f) Except as may otherwise be required by law, the Series A Preferred Shares shall not have any powers, designations, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this Section I of the Articles.